SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

02057630

SEC MAIL PROCESSING RECEIVED SEP 13 2002 WASH, D.C. 154 SECTION

FOR PERIOD ENDED **September 11, 2002**

COMMISSION FILE NUMBER: **01-31380**

FOXPOINT RESOURCES LTD.
(Translation of registrant's name into English)

PROCESSED SEP 18 2002 THOMSON FINANCIAL

Suite 300, 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).

FOXPOINT RESOURCES, LTD.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7
Telephone: (705) 567-5208 / Facsimile: (705) 568-6444
www.foxpointresources.com

September 11, 2002

Symbol: TSX-V - **FPR**

NEWS RELEASE

FOXPOINT RESOURCES EXTENDS HIGH GRADE ZONE ABOVE PREVIOUS MINING LIMITS IN SHAFT #3 WITH INTERSECTIONS UP TO 1.87 OZ/T AU OVER 7.8 FEET

Foxpoint Resources Ltd. is pleased to announce the initial results from its ongoing underground drilling activities at its Kirkland Lake properties. Drilling has begun from the 3835 level at the Macassa Mine NE and NW of shaft #3. Past mining has taken place from the 7050 level to the 3835 level (over 3200 feet of plunge length). Significant intersections during the present exploration program are extending the ore body above the limits of previous mining towards surface. In the south vein zone, intercepts include **1.57 ounces per ton over 14.5 feet (6.6 feet TW, Hole 38-104)** at 380 feet vertically above the level. In the second, a parallel vein located some 80-120 feet to the north (04 Break), results include **1.69 ounces per ton over 6.2 feet (3.8 feetTW, Hole 38-103)** at 240 feet, as well as visible gold (Hole 38-106) at 570 feet vertically above the level. The mineralization is open in all directions on both veins and is open up plunge for 3,500 feet. This potential plunge is one of the targets of the current drilling campaign.

3835 LEVEL DRILL RESULTS (EAST END)

Drilling underground has begun on the 3835 level at Macassa Mine to the east of the # 3 shaft. The drilling has returned significant intersections above this level on two parallel veins. Five holes have been drilled above 3835 level up-plunge from the Macassa ore body where no previous drilling has taken place. To date, all five holes have intersected a quartz vein zone south of the targeted '04 Break. Four of the intersections contain visible gold. It has been drilled on roughly 100 foot centres, up to 380 feet vertically above the level, and over 120 feet horizontally. The south results include **1.57 ounces per ton over 14.5 feet (6.6 feet TW)** in hole 38-104. The mineralization is open in all directions. The '04 Break, one of the largest producing zones in the past, has returned **1.69 ounces per ton over 6.2 feet (3.8 feetTW)** at 240 feet, and visible gold at 570 feet vertically above the level. The mineralization is open above for 3,500 feet. Some of the better intersections are listed below.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet) (T.W. = true width in feet)
38-90	SOUTH ZONE (29W)	506.2	507.7	18°	12°	3.07/1.5'= 1.1'TW VG
38-90	NEW ZONE (30W)	312.3	313.3	18°	12°	0.43/1.0'=0.7'TW
38-91	SOUTH ZONE (28W)	664.0	669.6	32°	19°	1.33/5.6'=3.4'TW
	INCLUDING	666.1	667.4	32°	19°	3.73/1.3'=0.8'TW
38-103	SOUTH ZONE (28W)	657.7	658.9	17°	16°	1.42/1.2'= 0.7'TW VG
	04 BREAK (27W)	769.8	776.0	17°	16°	1.69/6.2'= 3.8'TW VG
38-104	SOUTH ZONE (28W)	698.5	713.0	34°	19°	1.00/14.5' (cut) or 1.57/14.5' (uncut)= 6.6'TW VG
	INCLUDING	704.5	706.5	34°	19°	7.62/2.00'= 0.9'TW VG
38-106	SOUTH ZONE (27W)	651.0	656.0	35°	16°	QV
	04 BREAK (26W)	990.0	1021.0	40°	22°	QV, VG

T.W.= True Width V.G.=Visible Gold QV=Quartz Vein

3835 LEVEL DRILL RESULTS (WEST END)

1.87 OZ/T AU OVER 7.8 FEET

Results to the west of the # 3 shaft have extended an existing above average grade ore block up 120 feet vertically to the 3835 level. Follow-up drilling is planned in order to follow the ore up towards surface (4200 feet above). The following table summarizes some of the better drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet) (T.W. = true width in feet)
38-81	04 BREAK (47W)	145.9	170.7	-82°	147°	1.87/24.8'=7.8'TW
	INCLUDING	160.9	161.6	-82°	147°	11.22/0.7'=0.2'TW
	INCLUDING	161.6	164.1	-82°	147°	6.89/2.5'=0.8'TW VG
38-83	04 BREAK (46W)	64.9	65.9	-63°	288°	0.26/1.0'=0.7'TW VG
38-86	04 BREAK (45W)	92.4	93.4	-72°	328°	1.31/1.0'=0.6'TW VG
38-95	04 BREAK (46W)	65.0	66.1	0°	342°	1.24/1.1'=1.1'TW VG
38-97	04 BREAK SPLAY (45W)	28.6	29.7	0°	301°	0.90/1.1'=1.0'TW
38-99	38 LEVEL (45W)	83.0	85.1	-72°	328°	7.40/2.1'=1.3'TW VG

T.W.= True Width V.G.=Visible Gold QV= Quartz Vein

"We have produced more than 12,000 ounces of gold since commencing production in May and are more than pleased with these first results from underground at Shaft #3," said Brian Hinchcliffe, the Company's President.

The results of the Company's drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a 'qualified person' for the purpose of NI 43-101, *Standards of Disclosure for Mineral Projects*).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company purchased the Macassa Mine and 2,000 ton per day mill along with four contiguous former gold producing properties from Kinross Gold Corporation in December 2001. These properties - the Kirkland Lake Gold, Teck-Hughes, the Lake Shore and Wright-Hargreaves - together with the Macassa Mine, have produced approximately 22 million ounces of gold. Since the acquisition the Company's Geologic Team has compiled the large amount of existing information, processed it with state of the art software and planned a comprehensive Exploration Program. The underground drilling at # 3 Shaft is one of the main components of the Program.

The Company's Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled *Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves* dated November 30, 2001. A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>) with the Company's Annual Information Form dated November 30, 2001.

– 30 –

For further information, please contact:

Brian A. Hinchcliffe (705) 567-5208

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOXPOINT RESOURCES LTD.
(the Registrant)

Date: September 11, 2002 By: ______________________
Signature

Name: Brian E. Bayley Title: Director

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the *Securities Exchange Act of 1934.*

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Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or
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